UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the Month of September 2026

Commission file number 001-40306

UTIME LIMITED

7th Floor Building 5A

Shenzhen Software Industry Base

Nanshan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

UTime Limited, a Cayman Islands exempted company (the “Company”), held an extraordinary general meeting of shareholders on September 10, 2026 at 10:00 AM ET (the “Meeting”) at the Company’s headquarters located at 7th Floor, Building 5A, Shenzhen Software Industry Base, Nanshan District, Shenzhen, 518061, China. Holders of a total of 26,065,779 Class A ordinary shares of the Company, par value $5.0 per share, voted at the meeting, representing approximately 99.19% of a total of 26,276,331 Class A ordinary shares issued, outstanding and entitled to vote at the Meeting. As a result, a quorum for the transaction of business was present at the Meeting. Each Class A ordinary share was entitled to one (1) vote on all matters subject to vote at the Meeting.

The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

Proposal No. 1: To consider and approve a proposal, as an ordinary resolution, to increase the authorized share capital of the Company from US$450,100,000 divided into (i) 90,000,000 Class A ordinary shares, of a par value of US$5.0 each and (ii) 100,000,000 Class B ordinary shares, of a par value of US$0.001 each, to US$50,001,000,000 divided into: (i) 10,000,000,000 Class A ordinary shares, of a par value of US$5.0 each and (ii) 1,000,000,000 Class B ordinary shares, of a par value of US$0.001 each, by the creation of an additional 9,910,000,000 Class A ordinary shares, of a par value of US$5.0 each; and 900,000,000 Class B ordinary shares, of a par value of US$0.001 each (the “Share Increase Proposal”).

The Share Increase Proposal was approved by the Company’s shareholders as follows:

For	Against	Abstain	Broker Non-Votes
26,050,672	15,107	0	-

Proposal No. 2: To consider and approve as an ordinary resolution, subject to the approval of the Share Increase Proposal, to amend the authorized share capital of the Company from US$50,001,000,000 divided into (i) 10,000,000,000 Class A ordinary shares, of a par value of US$5.0 each and (ii) 1,000,000,000 Class B ordinary shares, of a par value of US$0.001 each to US$50,001,000,000 divided into (i) 5,000,000,000,000,000,000 Class A ordinary shares, of a par value of US$0.00000001 each and (ii) 100,000,000,000,000 Class B ordinary shares, of a par value of US$0.00000001 each, by the subdivision of each issued and unissued Class A ordinary share, of a par value of US$5.0 into 500,000,000 Class A ordinary shares, of a par value of US$0.00000001 each; and each issued and unissued Class B ordinary share, of a par value of US$0.001 into 100,000 Class B ordinary shares, of a par value of US$0.00000001 (the “Share Subdivision Proposal”).

The Share Subdivision Proposal was approved by the Company’s shareholders as follows:

For	Against	Abstain	Broker Non-Votes
26,050,954	14,606	219	-

Proposal No. 3: To consider and approve by a special resolution to amend and restate the third amended and restated memorandum and articles of association of the Company currently in effect by the deletion in their entirety and the substitution in their place of the Fourth Amended and Restated Memorandum and Articles of Association (attached as Exhibit 1.1 hereto) (the “M&A Amendment Proposal”)

The M&A Amendment Proposal was approved by the Company’s shareholders as follows:

For	Against	Abstain	Broker Non-Votes
26,057,382	8,214	183	-

Proposal No. 4: To consider and approve a proposal, as an ordinary resolution, subject to the approval of the Share Increase Proposal and the Share Subdivision Proposal, to approve an amendment to the authorized share capital of the Company, to effect one or more consolidations of the Company’s Class A ordinary shares, of a par value of US$0.00000001 each, within a ratio arrange from 1:10 to 1:100 basis, as may be finally determined by the board of Directors, with the final ratio, implementation and timing of such consolidation to be determined at the sole discretion of the board of Directors provided that any such consolidation shall not be implemented until the share price of the Company has traded below US$1.00 for a period of at least five (5) continuous trading days (the “Share Consolidation Proposal”).

The Share Consolidation Proposal was approved by the Company’s shareholders as follows:

For	Against	Abstain	Broker Non-Votes
26,053,245	12,531	3	-

A copy of the Company’s amended and restated memorandum and articles of association, which will be filed with Cayman Islands registrar in the coming days, is attached hereto as Exhibit 1.1 and incorporated herein by reference.

Exhibit Index

Exhibit No.	Description
1.1	Fourth Amended and Restated Memorandum and Articles of Association

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Dated: September 14, 2026	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer
(Principal Executive Officer)